Exhibit 99.1

BioMarin/Genzyme LLC

Report of Independent Auditors

To the Steering Committee of BioMarin/Genzyme LLC:

In our opinion, the accompanying statement of operations, of cash flows and of changes of venturers’ capital present fairly, in all material respects, the results of operations and cash flows of BioMarin/Genzyme LLC (the “Joint Venture”) for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Joint Venture’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 24, 2011

BioMarin/Genzyme LLC

Balance Sheets (unaudited)

(Amounts in thousands)

	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$3,343	$2,531

Total assets	$3,343	$2,531

LIABILITIES AND VENTURERS’ CAPITAL
Current liabilities:
Due to BioMarin Companies	$60	$138
Due to Genzyme Corporation	1,687	1,261
Accrued expenses	—	7

Total liabilities	1,747	1,406

Commitments and contingencies (Note D)	—	—
Venturers’ capital:
Venturers’ capital—BioMarin Companies	1,041	563
Venturers’ capital—Genzyme Corporation	555	562

Total Venturers’ capital	1,596	1,125

Total liabilities and Venturers’ capital	$3,343	$2,531

The accompanying notes are an integral part of these financial statements.

BioMarin/Genzyme LLC

Statements of Operations

(Amounts in thousands)

	For the Years Ended December 31,
	2012	2011	2010
	(unaudited)
Revenues:
Net product sales	$—	$—	$—

Operating costs and expenses:
Cost of products sold	—	—	—
Selling, general and administrative	—	—	78
Research and development	2,534	4,855	5,937

Total operating costs and expenses	2,534	4,855	6,015

Income (loss) from operations	(2,534)	(4,855)	(6,015)
Interest income	4	5	7
Net income (loss)	$(2,530)	$(4,850)	$(6,008)

Net income (loss) attributable to each Venturer:
BioMarin Companies	$(1,265)	$(2,425)	$(3,004)

Genzyme Corporation	$(1,265)	$(2,425)	$(3,004)

The accompanying notes are an integral part of these financial statements.

BioMarin/Genzyme LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2012	2011	2010
	(unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$(2,530)	$(4,850)	$(6,008)
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:
Increase (decrease) in cash from working capital changes:
Due from (to) BioMarin Companies	(78)	(9)	24
Due from (to) Genzyme Corporation	426	(77)	286
Accrued expenses	(7)	(40)	47

Cash flows from operating activities	(2,189)	(4,976)	(5,651)

Cash Flows from Financing Activities:
Capital contribution from BioMarin Companies	1,743	1,903	3,633
Capital contribution from Genzyme Corporation	1,258	1,902	3,632

Cash flows provided by financing activities	3,001	3,805	7,265

Increase (decrease) in cash and cash equivalents	812	(1,171)	1,614
Cash and cash equivalents at beginning of period	2,531	3,702	2,088

Cash and cash equivalents at end of period	$3,343	$2,531	$3,702

The accompanying notes are an integral part of these financial statements.

BioMarin/Genzyme LLC

Statements of Changes in Venturers’ Capital

(Amounts in thousands)

	Venturers’ Capital		Total Venturers’ Capital
	BioMarin Companies	Genzyme Corporation
Balance at December 31, 2009	$457	$457	$914

2010 capital contributions	3,632	3,632	7,264
2010 net loss	(3,004)	(3,004)	(6,008)

Balance at December 31, 2010	$1,085	$1,085	$2,170

2011 capital contributions	1,903	1,902	3,805
2011 net loss	(2,425)	(2,425)	(4,850)

Balance at December 31, 2011 (unaudited)	$563	$562	$1,125

2012 capital contributions	1,743	1,258	3,001
2012 net loss	(1,265)	(1,265)	(2,530)

Balance at December 31, 2012 (unaudited)	$1,041	$555	$1,596

The accompanying notes are an integral part of these financial statements.

BioMarin/Genzyme LLC

Notes to Financial Statements

(unaudited)

A.    Nature of Business and Organization

BioMarin/Genzyme LLC, or the Joint Venture, is a limited liability company organized under the laws of the State of Delaware. The Joint Venture is owned:

•

50% by BioMarin Pharmaceutical Inc., which is referred to as BioMarin, and BioMarin Genetics, Inc., a wholly-owned subsidiary of BioMarin. BioMarin and its subsidiary are referred to as the BioMarin Companies; and

•	50% by Genzyme Corporation, which is referred to as Genzyme.

The BioMarin Companies and Genzyme are collectively referred to as the Venturers and individually as a Venturer. The Joint Venture was organized in September 1998 to develop and commercialize Aldurazyme®, a recombinant form of the human enzyme alpha-L-iduronidase, used to treat a lysosomal storage disorder known as mucopolysaccharidosis I, or MPS I. The Joint Venture commenced operations as of September 4, 1998.

The Joint Venture, BioMarin Companies and Genzyme entered into a Collaboration Agreement dated as of September 4, 1998, which was subsequently amended and restated on January 1, 2008 (the “Amended and Restated Collaboration Agreement”). Under the terms of the Amended and Restated Collaboration Agreement, Genzyme and the BioMarin Companies granted to the Joint Venture a world-wide, exclusive, irrevocable, royalty-free right and license or sublicense to develop, manufacture and market Aldurazyme for the treatment of MPS I and other alpha-L-iduronidase deficiencies. Genzyme will record sales of Aldurazyme and will pay BioMarin a tiered payment ranging from approximately 39.5% to 50% of worldwide net product sales, which will also be recorded by BioMarin as product revenue. Certain research and development activities related to Aldurazyme and intellectual property will be managed by the Joint Venture on an equal basis.

BioMarin and Genzyme are required to make quarterly capital contributions to the Joint Venture to fund budgeted operating costs, as necessary. All program related costs are equally funded by BioMarin, on behalf of the BioMarin Companies, and Genzyme. If either BioMarin or Genzyme fails to make two or more of the quarterly capital contributions, and the other party does not exercise its right to terminate the Development Program or compel performance of the funding obligation, the defaulting party’s (or, in the case of default by BioMarin, the BioMarin Companies’) percentage interest in the Joint Venture and future funding responsibility will be adjusted proportionately. In 2012, BioMarin Companies and Genzyme contributed $1.7 million (unaudited) and $1.3 million (unaudited), respectively to the Joint Venture. In 2011, both Venturers contributed $1.9 million (unaudited) and in 2010, both Venturers contributed $3.6 million to the Joint Venture.

The Steering Committee of the Joint Venture serves as the governing body of the Joint Venture and is responsible for determining the overall strategy for the program, coordinating activities of the Venturers as well as performing other such functions as appropriate. The Steering Committee is comprised of an equal number of representatives of each Venturer.

On April 30, 2003, the United States Food and Drug Administration, commonly referred to as the FDA, granted marketing approval for Aldurazyme as an enzyme replacement therapy for patients with the Hurler and Hurler-Scheie forms of MPS I, and Scheie patients with moderate to severe symptoms. Aldurazyme has been granted orphan drug status in the United States, which generally provides seven years of market exclusivity. On June 11, 2003, the European Commission granted marketing approval for Aldurazyme to treat the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease. Aldurazyme has been granted orphan drug status in the European Union, which generally provides ten years of market exclusivity. In October 2006, Japan’s Health, Labor and Welfare Ministry granted marketing approval for Aldurazyme, the first specific treatment approved in Japan for patients with MPS I. Aldurazyme has been granted orphan drug status in Japan, which generally provides ten years of market exclusivity. To date, Aldurazyme has

BioMarin/Genzyme LLC

Notes to Financial Statements

(Continued)

received marketing approval in over fifty countries. Aldurazyme is sold directly to physicians, hospitals, treatment centers, pharmacies and government agencies through a specialized sales force, as well as through distributors or wholesalers.

B.    Summary of Significant Accounting Policies

Basis of Presentation

The Joint Venture is considered a partnership for federal and state income tax purposes. As such, items of income, loss, deductions and credits flow through to the Venturers. The Venturers have responsibility for the payment of any income taxes on their proportionate share of the taxable income of the Joint Venture.

The financial statements for the year ended December 31, 2010 have been audited.

Accounting Method

The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Fiscal Year End

The Venturers have determined that the fiscal year end of the Joint Venture is December 31.

Use of Estimates

Under accounting principles generally accepted in the United States of America, the Joint Venture is required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in its financial statements. The Joint Venture’s actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents, consisting principally of money market funds with initial maturities of three months or less, are valued at cost plus accrued interest, which the Joint Venture believes approximates their fair market value. Money market funds are typically classified as Level 1 investments as these products do not require a significant degree of judgment. All of the Joint Venture’s cash is held on deposit at one financial institution.

Comprehensive Income

The Joint Venture reports comprehensive income in accordance with Financial Accounting Standards Board Accounting Standards Codification, or ASC, 220, “Comprehensive Income.” Comprehensive income for the years ended December 31, 2012, 2011 and 2010 does not differ from the reported net income.

Transactions with Affiliates

The majority of the Joint Venture’s operating expenses consist of project expenses incurred by the Venturers, either for internal operating costs or for third-party obligations incurred by the Venturers on behalf of

BioMarin/Genzyme LLC

Notes to Financial Statements

(Continued)

the Joint Venture which are then charged to the Joint Venture. All charges to the Joint Venture are subject to approval by the Steering Committee. The determination of the amount of internal operating costs incurred by each Venturer on behalf of the Joint Venture requires significant judgment by each Venturer. As a result, the financial statements for the Joint Venture may not be indicative of the results that would have occurred had the Joint Venture obtained all of its manufacturing, commercialization and research and development services from third-party entities. The Joint Venture owed BioMarin Companies $0.1 million (unaudited) at December 31, 2012 and $0.1 million (unaudited) at December 31, 2011 for project expenses incurred on behalf of the Joint Venture. The Joint Venture owed Genzyme Corporation $1.7 million (unaudited) at December 31, 2012 and $1.3 million (unaudited) at December 31, 2011 for project expenses incurred on behalf of the Joint Venture.

Translation of Foreign Currencies

In 2012, 2011 and 2010 all expenses incurred on behalf of the Joint Venture were in U.S. dollars and no foreign currency transaction gains or losses were incurred.

Research and Development

Research and development costs are expensed in the period incurred. These costs are primarily comprised of development efforts performed by the Venturers or payments to third parties made by the Venturers, both on behalf of the Joint Venture, during the respective periods.

Income Taxes

The Joint Venture is organized as a pass-through entity and accordingly, the financial statements do not include a provision for income taxes. Taxes, if any, are the liability of the BioMarin Companies and Genzyme, as Venturers.

C.     Venturers’ Capital

Venturers’ capital is comprised of capital contributions made by the Venturers to fund expenses of the Joint Venture in accordance with the Collaboration Agreement, and income (losses) allocated to the Venturers, net of cash distributions to the Venturers. All funding is shared equally by the two Venturers.

As of December 31, 2012, the BioMarin Companies and Genzyme funded $78.4 million (unaudited) and $78.0 million (unaudited), respectively, net of $39.9 million of cash distributed by the Joint Venture to each Venturer.

In 2012, BioMarin Companies and Genzyme contributed $1.7 million (unaudited) and $1.3 million (unaudited), respectively, to cover operating expenses. In 2011 and 2010, each Venturer contributed $1.9 million (unaudited) and $3.6 million, respectively, to cover the operating expenses.

D.    Commitments and Contingencies

Legal Proceedings

Under the Joint Venture’s operation agreement, the Joint Venture indemnifies its affiliates for acts performed under the agreement on behalf of the Joint Venture, including amounts paid by affiliates in connection with legal proceedings related to the Joint Venture or its operations.

BioMarin/Genzyme LLC

Notes to Financial Statements

(Continued)

There have been four lawsuits filed in Brazil alleging that an affiliate of a member of the Joint Venture, Rio Grande do Sul State, is contractually obligated to provide drugs at no cost to several patients. In two of the cases, the State of Rio Grande do Sul had already paid for the supply of Aldurazyme at the time Genzyme joined as defendant. Therefore, there is no amount of risk applicable to the Joint Venture with respect to these cases, given that the State of Rio Grande do Sul should, if applicable, pledge restitution in a new Action for Recovery. In the other two cases, Genzyme continued supplying Aldurazyme during the course of the actions. Therefore, there is no amount of risk applicable to the Joint Venture with respect to this case either.

Management of the Joint Venture is not able to predict the outcome of these cases or estimate with certainty the amount or range of any possible loss the Joint Venture might incur if the affiliate does not prevail in the final, non-appealable determination of any or all of these matters and the Joint Venture has to indemnify the affiliate for amounts paid related to settlement of any of these lawsuits

The Joint Venture periodically becomes subject to legal proceedings and claims arising in connection with its business. The Joint Venture is not able to predict the outcome of any legal proceedings, to which it may become subject in the normal course of business, or estimate the amount or range of any reasonably possible loss the Joint Venture might incur if it does not prevail in the final, non-appealable determinations of such matters. Therefore, the Joint Venture has no current accruals for these potential contingencies. The Joint Venture cannot provide you with assurance that legal proceedings will not have a material adverse impact on its financial condition or results of operations.